"For the information of the local market, please find following notification of major interests in shares filed by BHP Billiton Plc with the London Stock Exchange"

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.
1.	Name of company BHP BILLITON PLC			2.	Name of shareholder having a major interest THE CAPITAL GROUP COMPANIES, INC
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 NOTIFICATION BY THE CAPITAL GROUP COMPANIES, INC ON BEHALF OF ITS AFFILIATES			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them SEE ANNEXED LIST
5.	Number of shares/amount of stock acquired	6.	Percentage of issued class	7.	Number of shares/amount of stock disposed 445,574	8.	Percentage of issued class 0.02% (see NOTE 14)

9.	Class of security ORDINARY US$0.50		10.		Date of transaction 12 NOVEMBER 2002	11.	Date company informed 14 NOVEMBER 2002
12.	Total holding following this notification 159,375,669			13.	Total percentage holding of issued class following this notification 6.46%

14.	Any additional information ANNOUNCEMENT TRIGGERED BY AN AFFILIATE, CAPITAL GUARDIAN TRUST COMPANY, CEASING TO HOLD A NOTIFIABLE INTEREST			15.	Name of contact and telephone number for queries INES WATSON +44 (0)20 7747 3976
16.	Name and signature of authorised company official responsible for making this notification Ines WATSON
Date of notification 14 NOVEMBER 2002

Company Announcements Office, Old Broad Street, London EC2N 1HP

Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

As of 12 November 2002
BHP Billiton Plc	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	159,375,669	6.46%
Holdings by CG Management Companies and Funds:
- Capital Guardian Trust Company	73,930,467.00	2.99%
- Capital International Limited	24,570,795.00	1.00%
- Capital International S.A.	19,919,683.00	0.81%
- Capital International, Inc.	11,677,205.00	0.47%
- Capital Research and Management Company	29,277,519.00	1.19%

Schedule A

Schedule of holdings in BHP Billiton Plc As of 12 November 2002 Capital Guardian Trust Company
Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	12,075,914
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	2,044,269
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	29,523,711
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	700,985
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	13,816,672
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	2,921,787
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	1,998,572
Citibank London 11 Old Jewry London EC2R 8DB UK	1,022,102

Schedule B

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	8,093,820
Royal Bank of Scotland Regents House 42 Islington High St London N1 8XL UK	55,305
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	89,394
State Street Bank & Trust Co.	106,957
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	39,872
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	66,196
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	1,374,911
TOTAL	73,930,467

Schedule B

Capital International Limited
Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	370,889
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	6,982,836
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	177,600
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	5,242,036
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	58,959
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,329,455
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	657,236
Citibank London 11 Old Jewry London EC2R 8DB UK	531,806

Schedule B

Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	176,132
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	3,981,145
State Street Bank & Trust Co.	893,386
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	53,212
Citibank NA Toronto	345,694
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	398,415
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	744,366
Mellon Bank N.A. London Branch London United Kingdom	718,039
Northern Trust AVFC South Africa	114,832

Schedule B

Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	438,469
Bank One London	882,473
Clydesdale Bank plc	473,815
TOTAL	24,570,795

Schedule B

Capital International S.A.
Registered Name	Local Shares
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	648,401
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	4,503,146
Credit Suisse London Branch 24 Bishopsgate London EC2N 4BQ UK	25,755
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	753,381
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	1,668,847
Citibank London 11 Old Jewry London EC2R 8DB UK	121,324
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	104,046
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	120,686

Schedule B

Morgan Stanley	132,605
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	3,956,790
J.P. Morgan	4,635,736
State Street Bank & Trust Co.	140,481
State Street Nominees Limited Canary Wharf 27th floor, 1 Canada Square London E14 5AF	28,000
National Westminster Bank	397,922
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	34,269
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	222,427
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	10,385
Citibank NA Toronto	73,433

Schedule B

Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	1,502,843
MSS Nominees Limited Midland Bank plc Mariner House, Pepys Street London EC3N 4DA	219,900
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	619,306
TOTAL	19,919,683

Schedule B

Capital International, Inc.
Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	4,394,581
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	698,930
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	3,954,861
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	377,914
Deutsche Bank Mannheim	132,788
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SE1 0HH	32,991
Citibank London 11 Old Jewry London EC2R 8DB UK	130,205
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	708,818

Schedule B

Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	333,569
State Street Bank & Trust Co.	319,652
Citibank	49,647
RBSTB Nominees Ltd. 67 Lombard Street London EC3 3DL United Kingdom	122,495
Citibank NA Toronto	362,516
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	35,869
Chase Manhattan Nominee Ltd. Australia	22,369
TOTAL	11,677,205

 Schedule B

Capital Research and Management Company
Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	2,919,976
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	26,357,543
TOTAL	29,277,519

Schedule B